SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934


                                ITEX CORPORATION
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   465647 204
                                 (CUSIP Number)


                                   Steve White
                              Lakemont Capital Ltd.
                                 3059 Lenoir St.
                             Las Vegas, Nevada 89135
                            Telephone (425) 747-6434

                                  With copy to:
                             Stephen Tollefsen, Esq.
                           Tollefsen Business Law P.C.
                           2707 Colby Ave., Ste. 1116
                            Everett, Washington 98201
                                 (425) 353-8883
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                February 20, 2003
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                       (Continued on the following pages)


                               Page 1 of 17 Pages


--------------------------------                       ------------------------
CUSIP No. 465647 204                      13D          Page 2 of  17 Pages
--------------------------------                       ------------------------

--------------------------------------------------------------------------------
   1     Name of Reporting Person
                  Steven White
         I.R.S.   Identification No. of Above Person (Entities Only) N/A
-------------------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group*
                                                             (a)   |_|
                                                             (b)  |X|
--------------------------------------------------------------------------------
   3     Sec Use Only


-------------------------------------------------------------------------------
   4     Source Of Funds*

         OO
-------------------------------------------------------------------------------
   5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items (2)(d) or 2(e)  |_|

-------------------------------------------------------------------------------
   6     Citizenship Or Place Of Organization

         United States citizen
-------------------------------------------------------------------------------
           Number of               7    Sole Voting Power

            Shares                      290,000
                                 ------ ---------------------------------------
         Beneficially              8    Shared Voting Power

           Owned by                     - 0 -
                                 ------ ---------------------------------------
             Each                  9    Sole Dispositive Power

           Reporting                    290,000
                                 ------ ---------------------------------------
          Person With             10    Shared Dispositive Power

                                        - 0 -
-------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by Each Reporting Person

         290,000
-------------------------------------------------------------------------------
  12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           |_|
-------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)

         1.6%
-------------------------------------------------------------------------------
  14     Type Of Reporting Person*

         IN
-------------------------------------------------------------------------------

                                SEE INSTRUCTIONS



--------------------------------                        ----------------------
CUSIP No. 465647 204                     13D            Page 3 of  17 Pages
--------------------------------                        ----------------------

-------------------------------------------------------------------------------
   1     Name of Reporting Person
                  Eric Best
         I.R.S.   Identification No. of Above Person (Entities Only) N/A
-------------------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group*            (a)   |_|
                                                                       (b)  |X|
-------------------------------------------------------------------------------
   3     Sec Use Only

-------------------------------------------------------------------------------
   4     Source Of Funds*

         OO
-------------------------------------------------------------------------------
   5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items (2)(d) or 2(e)                                     |_|

-------------------------------------------------------------------------------
   6     Citizenship Or Place Of Organization

         United States citizen
-------------------------------------------------------------------------------
           Number of               7    Sole Voting Power

            Shares                      40,000
                                 ------ ---------------------------------------
         Beneficially              8    Shared Voting Power

           Owned by                     - 0 -
                                 ------ ---------------------------------------
             Each                  9    Sole Dispositive Power

           Reporting                    40,000
                                 ------ ---------------------------------------
          Person With             10    Shared Dispositive Power

                                        - 0 -
-------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by Each Reporting Person

         40,000
-------------------------------------------------------------------------------
  12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                           |_|
-------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)

         0.2%
-------------------------------------------------------------------------------
  14     Type Of Reporting Person*

         IN
-------------------------------------------------------------------------------

                                SEE INSTRUCTIONS


--------------------------------                     --------------------------
CUSIP No. 465647 204                   13D           Page 4 of  17 Pages
--------------------------------                     --------------------------

-------------------------------------------------------------------------------
   1     Name of Reporting Person
                  John A. Wade
         I.R.S.   Identification No. of Above Person (Entities Only) N/A
-------------------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group*          (a)   |_|
                                                                    (b)  |X|
-------------------------------------------------------------------------------
   3     Sec Use Only

-------------------------------------------------------------------------------
   4     Source Of Funds*

         OO

   5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items (2)(d) or 2(e)                           |_|
-------------------------------------------------------------------------------
   6     Citizenship Or Place Of Organization

         United States citizen
-------------------------------------------------------------------------------
           Number of               7    Sole Voting Power

            Shares                      40,000
                                 ------ ---------------------------------------
         Beneficially              8    Shared Voting Power

           Owned by                     - 0 -
                                 ------ ---------------------------------------
             Each                  9    Sole Dispositive Power

           Reporting                    40,000
                                 ------ ---------------------------------------
          Person With             10    Shared Dispositive Power

                                        - 0 -
-------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by Each Reporting Person

         40,000
-------------------------------------------------------------------------------
  12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                          |_|
-------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)

         0.2%
-------------------------------------------------------------------------------
  14     Type Of Reporting Person*

         IN
-------------------------------------------------------------------------------

                                SEE INSTRUCTIONS



--------------------------------                     --------------------------
CUSIP No. 465647 204                   13D           Page 5 of  17 Pages
--------------------------------                     --------------------------

-------------------------------------------------------------------------------
   1     Name of Reporting Person
                  Alan Zimmelman
         I.R.S.   Identification No. of Above Person (Entities Only) N/A
-------------------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group*           (a)   |_|
                                                                     (b)   |X|
-------------------------------------------------------------------------------
   3     Sec Use Only


-------------------------------------------------------------------------------
   4     Source Of Funds*

         OO
-------------------------------------------------------------------------------
   5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items (2)(d) or 2(e)                           |_|
-------------------------------------------------------------------------------
   6     Citizenship Or Place Of Organization

         United States citizen
                                 ------ ---------------------------------------
           Number of               7    Sole Voting Power

            Shares                      40,000
                                 ------ ---------------------------------------
         Beneficially              8    Shared Voting Power

           Owned by                     - 0 -
                                 ------ ---------------------------------------
             Each                  9    Sole Dispositive Power

           Reporting                    40,000
                                 ------ ---------------------------------------
          Person With             10    Shared Dispositive Power

                                        - 0 -
-------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by Each Reporting Person

         40,000
-------------------------------------------------------------------------------
  12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                       |_|
-------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)

         0.2%
-------------------------------------------------------------------------------
  14     Type Of Reporting Person*

         IN
-------------------------------------------------------------------------------

                                SEE INSTRUCTIONS



--------------------------------                       ------------------------
CUSIP No. 465647 204                     13D           Page 6 of  17 Pages
--------------------------------                       ------------------------

-------------------------------------------------------------------------------
   1     Name of Reporting Person
                  Lewis Humer
         I.R.S.   Identification No. of Above Person (Entities Only) N/A
-------------------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group*           (a)   |_|
                                                                     (b)   |X|
-------------------------------------------------------------------------------
   3     Sec Use Only

-------------------------------------------------------------------------------
   4     Source Of Funds*

         PF, OO
-------------------------------------------------------------------------------
   5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items (2)(d) or 2(e)                                         |_|

-------------------------------------------------------------------------------
   6     Citizenship Or Place Of Organization

         United States citizen
-------------------------------------------------------------------------------
           Number of               7    Sole Voting Power

            Shares                      838,245
                                 ------ ---------------------------------------
         Beneficially              8    Shared Voting Power

           Owned by                     - 0 -
                                 ------ ---------------------------------------
             Each                  9    Sole Dispositive Power

           Reporting                    838,245
                                 ------ ---------------------------------------
          Person With             10    Shared Dispositive Power

                                        - 0 -
-------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by Each Reporting Person

         838,245
-------------------------------------------------------------------------------
  12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           |_|

-------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)

         4.6%
-------------------------------------------------------------------------------
  14     Type Of Reporting Person*

         IN
-------------------------------------------------------------------------------

                                SEE INSTRUCTIONS


----------------------------                        --------------------------
CUSIP No. 465647 204                 13D            Page 7 of  17 Pages
----------------------------                        ---------------------------

-------------------------------------------------------------------------------
   1     Name of Reporting Person
                  Lakemont Capital, Ltd.
         I.R.S.   Identification No. of Above Person (Entities Only) 260049047
-------------------------------------------------------------------------------
   2     Check the Appropriate Box if a Member of a Group*           (a)   |_|
                                                                      (b)  |X|
-------------------------------------------------------------------------------
   3     Sec Use Only


-------------------------------------------------------------------------------
   4     Source Of Funds*

         N/A
-------------------------------------------------------------------------------
   5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items (2)(d) or 2(e)                   |_|

-------------------------------------------------------------------------------
   6     Citizenship Or Place Of Organization

         Nevada corporation
-------------------------------------------------------------------------------
           Number of               7    Sole Voting Power

            Shares                      - 0 -
                                 ------ ---------------------------------------
         Beneficially              8    Shared Voting Power

           Owned by                     - 0 -
                                 ------ ---------------------------------------
             Each                  9    Sole Dispositive Power

           Reporting                    - 0 -
                                 ------ ---------------------------------------
          Person With             10    Shared Dispositive Power

                                        - 0 -
-------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by Each Reporting Person

         - 0 -
-------------------------------------------------------------------------------
  12     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          |_|

-------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)

         0.0%
-------------------------------------------------------------------------------
  14     Type Of Reporting Person*

         AF
-------------------------------------------------------------------------------

                                SEE INSTRUCTIONS

Item 1.  Security and Issuer.

     This statement relates to the common stock, par value $.01 per share, of Itex Corporation, a Nevada corporation ("Itex"). The address of Itex's principal executive office is 3400 Cottage Way, Sacramento, CA 95825.

Item 2.  Identity and Background.

     The names, addresses, principal occupations or employment, involvement in certain legal proceedings, and citizenship of the persons filing this statement are as follows:

     Steven White

     (a) Steven White

     (b) 3059 Lenoir St., Las Vegas, Nevada 89135

     (c) Mr. White is President of, Lakemont Capital, Ltd., a business advisory firm, located at 3059 Lenoir St., Las Vegas, Nevada 89135.

     (d) Mr. White, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. White, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. White being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States citizen

     Eric Best

     (a) Eric Best

     (b) 87 Wall St., Seattle, WA 98121

     (c) Mr. Best is Chief Executive Officer of Morse Best Innovation, a custom software consulting, developer and systems integration practice located at 87 Wall St., Seattle, WA 98121.

     (d) Mr. Best, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Best, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Best being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States citizen

     John A. Wade

     (a) John A. Wade

     (b) 95 South Jackson Street, Suite 300, Seattle, WA 98104

     (c) Mr. Wade is Chief Financial Officer of Aptimus, Inc., an online direct marketing company located at 95 South Jackson Street, Suite 300, Seattle, WA 98104.

     (d) Mr. Wade, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Wade, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Wade being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States citizen

     Alan Zimmelman

     (a) Alan Zimmelman

     (b) 1042 No. El Camino Real #B-234, Encinitas, CA 92024

     (c) Mr. Zimmelman is a private investor located at 1042 No. El Camino Real #B-234, Encinitas, CA 92024.

     (d) Mr. Zimmelman, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Zimmelman, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Zimmelman being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States citizen

     Lewis Humer

     (a) Lewis Humer

     (b) 3400 Cottage Way, Sacramento, CA 95825

     (c) Mr. Humer is President, Chief Executive Officer, and a director of Itex Corporation, a Nevada corporation, located at 3400 Cottage Way, Sacramento, CA 95825.

     (d) Mr. Humer, during the past five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Humer, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Humer being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) United States citizen

     Lakemont Capital, Ltd.

     Lakemont Capital, Ltd. ("Lakemont") is a business advisory firm located at 3059 Lenoir St., Las Vegas, Nevada 89135. Mr. Steven White is President and the sole officer of Lakemont.

     (d) Neither Lakemont nor Mr. White, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Lakemont nor Mr. White, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Lakemont or Mr. White being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Information with respect to each person filing this statement is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person.

Item 3.   Source and Amount of Funds or Other Consideration.

     250,000 shares of Itex common stock were acquired by Steven White in exchange for services rendered Itex. Mr. White was retained by Itex as an independent consultant for the twelve-month period commencing on August 1, 2001. As the former CEO of Ubarter.com, Mr. White's primary services to Itex consisted of assisting Itex in the integration of certain Ubarter assets from its then current owner, Network Commerce, Inc. The agreement included the provision that Mr. White be issued shares of Itex common stock. An additional 40,000 shares of common stock were acquired on February 20, 2003, as compensation for serving as a non-employee director of Itex for the term beginning February 5, 2003.

     Messrs. Eric Best, John Wade and Alan Zimmelman each acquired 40,000 shares of common stock on February 20, 2003, as compensation for serving as a non-employee director of Itex for the term beginning February 5, 2003.

     The 838,245 shares beneficially owned by Mr. Humer include 427,500 shares underlying stock options not yet exercised. Of the 410,745 non-derivative securities, 300,000 shares were acquired as restricted stock grants for services rendered Itex as officer. The remaining 110,745 shares were purchased from Mr. Humer's personal funds in the aggregate amount of $16,841.12, excluding brokerage fees.

Item 4.   Purpose of Transaction.

     Steven White, Eric Best, John Wade, and Alan Zimmelman entered into an Agreement (the "CASE Agreement") on November 25, 2002, to form the Committee for the Advancement of Stockholder Equity ("CASE"). CASE was formed to solicit proxies to obtain control of the board of directors of Itex at its annual meeting of stockholders scheduled to be held on Tuesday, January 28, 2003, at 9:00 a.m. Pacific Standard Time, or at any and all adjournments, postponements, continuations or reschedulings thereof (the "Annual Meeting"). The four CASE members sought to stand for election as the CASE nominees in opposition to four of the six nominees of the incumbent Itex Corporation board of directors ("Itex nominees"). The CASE members executed written consents to be named as nominees and to serve as a director if elected, and powers of attorney to authorize Steven White to execute a Schedule 13D on their behalf in the event such a filing were required. At the time, the members of CASE beneficially owned in the aggregate 1.5 percent of the common stock of Itex, and no Schedule 13D was filed.

     Lewis Humer, the current Chief Executive Officer of Itex, serves under an Itex employment agreement until the end of 2003. Steven White on behalf of CASE contacted Mr. Humer during the period between December 3 and December 10, 2002, and received assurance that Mr. Humer would continue to serve under his current employment agreement if the CASE nominees were elected. On January 1, 2003, in order to help ensure continuity in the strategic direction of Itex and a continuation of its executive leadership, Mr. Humer consented to be placed on the slate of CASE nominees and named in the CASE proxy statement. Lewis Humer was also named on the Itex proxy statement for the Annual Meeting as an Itex nominee, and thus ran on both slates. Although Mr. Humer agreed to be named in the CASE proxy statement as a CASE nominee, he declined to become a party to the CASE Agreement and was therefore not obligated to vote for the CASE nominees or to support the issues advanced by the CASE members. Nevertheless, Lewis Humer was deemed by SEC rules to be a participant in the CASE solicitation by virtue of his being named a nominee on the CASE slate. In view of the fact that the CASE nominees owned in the aggregate approximately 6.0 percent of the shares of Itex common stock outstanding, and that the CASE solicitation participants may be deemed to be part of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), the CASE nominees filed a statement on Schedule 13D.

     Pursuant to the CASE Agreement, as amended on January 1, 2003, the members of CASE (but not Mr. Humer) agreed as follows:

     (1) To be named as a member of CASE in proxy materials filed with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies for the annual meeting or a special meeting of the Itex shareholders to be held in 2003 (the "Meeting"), and to serve as a director of Itex Corporation if elected;

     (2) To vote all shares of Itex common stock as to which such person has voting rights in favor of the election of the following nominees for director at the Meeting:

     Steven White, Eric Best, John Wade, Alan Zimmelman, Lewis "Spike" Humer

     or such other nominees for director as may be named in the proxy materials filed by CASE with the SEC.

     (3) To utilize Lakemont Capital, Ltd. ("Lakemont"), an affiliate of Steven White, to fund the CASE election contest, file materials with the SEC on behalf of CASE, and engage in solicitation efforts on behalf of CASE; to engage Lakemont for assistance in coordinating its soliciting efforts for a fee of $5,000 per month up to a total of $15,000, plus reimbursement of expenses; and that the funds contributed by Lakemont shall be used by CASE to defray the expenses of the proxy contest, including the fees and expenses of attorneys, proxy solicitors, and other advisors to CASE, travel and communications expenses of the nominees for director listed in paragraph 2 above, and other expenses approved by Steven White.

     (4) To comply with the requirements of the state and federal securities laws, including the filing of a Schedule 13D with the SEC, if required; and

     (5) To cooperate with the other members of CASE to achieve the objectives of CASE.

     As of January 28, 2003, Lakemont had contributed approximately $24,629 to defray the expenses of the proxy contest

     The Annual Meeting of Itex stockholders, originally scheduled for January 28, 2003, was postponed and held on January 31, 2003. The certified election results were announced on February 5, 2003. Each of the five CASE nominees were elected to serve on the ITEX Board of Directors. The incumbent director receiving the sixth highest voting total was Jay Abraham. Subsequent to the closing of the polls on January 31, 2003, and the certification of the election results on February 5, 2003, stockholders and the CASE nominees received notice that Mr. Abraham had removed his candidacy.

     The CASE selected nominees intended to, if elected, promptly adopt a compensation policy whereby outside directors will receive 40,000 shares annually. There would be no cash or trade dollar payments to directors, or payments of fees to directors for performance of their duties. There would be no compensation of directors for committee participation. It was expected, however, that there would continue to be reimbursement of directors for their out-of-pocket expenses incurred in connection with attendance at board and committee meetings. This new director compensation policy was adopted by the new Itex board on February 5, 2003, and the 40,000 shares were issued to the non-employee CASE directors on February 20, 2003.

     CASE selected nominees that it expects, in the exercise of their fiduciary duties as directors of Itex, will review Itex's financial records to assure that material business transactions are properly approved and documented, that Itex's assets have been recorded in accordance with generally accepted accounting principles, that Itex's ability to collect its receivables is preserved, and who will examine the standard of independence used to qualify audit committee members and will propose new recommendations as needed.

     The CASE members sought to remove Itex's current bylaw provisions which permit the division of the board into three classes with staggered terms, and those which provide for the grant of loans to officers and directors of Itex. These bylaw provisions have been removed by the Itex board.

     There was no assurance that any of the Itex nominees would serve as directors of Itex if any of the CASE nominees are elected. In the event any Itex nominees was elected and refused to serve, the CASE members stated that they did not intend to fill the board vacancies but rather would reduce the size of the board accordingly. As noted above, subsequent to the closing of the polls and the certification of the election results, stockholders and the CASE directors received notice that Mr. Abraham had removed his candidacy. The vacancy created by Mr. Abraham's declination to serve has not been filled by the board. The CASE nominees, if elected, expected to seek to reduce the size of the board of directors from six (6) to four (4) individuals. There currently are five (5) directors of Itex. The CASE directors may seek a further reduction of the board by seeking the resignation of one CASE nominee. If this occurs, it is expected that the CASE nominee who will be asked to resign will be Alan Zimmelman.

     If elected, the CASE nominees intended to form a strategic committee which would be chaired by Steven White. This committee's focus would be to review the operations and direction of Itex, ensure coordination among the business offices, and review the development of strategic products and the prospects for acquisitions with the goal of enhancing stockholder value. The strategic committee was formed by the new Itex board on February 5, 2003.

     The members of CASE intended to seek reimbursement from Itex for CASE's expenses incurred in the proxy contest. The members of CASE did not intend to submit the issue of reimbursement of CASE for its proxy contest expenses to a separate vote of Itex stockholders unless required by applicable law. The reimbursement of CASE expenses has been approved by the new Itex board.

     Lewis Humer, CEO, is party to an employment agreement with Itex which expires on December 14, 2003. CASE received assurances that Mr. Humer would continue to serve under his employment agreement if the CASE nominees were elected. CASE received similar assurances from Melvin Kerr, COO, that he would continue to serve under his employment agreement which also expires on December 14, 2003. The CASE nominees sought to retain these executives in order to bring management stability and continuity of operations.

     The CASE members successfully accomplished all of the objectives set forth in the CASE Agreement. Because CASE achieved all of its objectives, the CASE members terminated the CASE Agreement effective February 20, 2003.

     Except as the newly elected CASE directors may determine from time to time in the exercise of their fiduciary duties as directors of Itex, the former members of CASE and the Itex directors nominated by CASE do not have any present plans or proposals other than as set forth above which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

     The 250,000 shares of Itex common stock owned by Steven White were acquired for investment as compensation for services rendered. The 40,000 shares of common stock acquired by each of the former CASE member was received as compensation for serving as a non-employee director of Itex for the term beginning February 5, 2003. The shares and options owned by Lewis Humer were acquired as compensation for services rendered and for investment purposes. It is presently anticipated that, if the options were exercised, the funds required to pay the exercise price would be provided from personal funds. Mr. Humer has no present intention to exercise his options in whole or in part.

Item 5.   Interest in Securities of the Issuer.

     (a) and (b) Beneficial Ownership. The persons filing this statement are the beneficial owners of the following numbers of shares of Itex common stock which represent the indicated percentages of the 17,727,565 shares of Itex common stock outstanding, based on Itex's definitive proxy materials filed with the SEC on November 26, 2002:






                                                               Shares          Percent (1)
                                                               Beneficially    of Voting
          Name                                                 Owned           Shares
          ----                                                 ------------    -------------
          Steven White                                          290,000        1.6%
                                                                    (2)
          Eric Best                                              40,000        0.2%
                                                                    (2)
          John Wade                                              40,000        0.2%
                                                                    (2)
          Alan Zimmelman                                         40,000        0.2%
                                                                    (2)
          Lewis Humer                                           838,245        4.6%
                                                                    (3)

          All CASE directors as a group                       1,248,245        6.8%


           (1) Percentage of beneficial ownership is based upon 17,727,565 voting shares outstanding as of December 2, 2002, the record date for the Annual Meeting.

           (2) Messrs. White, Best, Wade and Zimmelman each has sole, direct beneficial ownership of the shares, and exercises sole voting and investment power with respect to the shares.

           (3) Includes 427,500 shares underlying stock options not yet exercised. Includes18,139 shares acquired by Mr. Humer after the record date. Mr. Humer has sole, direct beneficial ownership of the shares, and exercises sole voting and investment power with respect to the shares.


     Except as expressly otherwise set forth in this statement, each person filing this statement disclaims beneficial ownership of the shares of Itex common stock beneficially owned by any other person filing this statement or any other person.

     (c) Recent Transactions. The following table identifies each transaction in Itex common stock that was effected during the past 60 days by any person filing this statement:

     Transactions in Itex Common Stock by Lewis Humer

                                                                 Number of Itex
         Date of Transaction       Nature of Transaction             Shares
         -------------------       ---------------------         --------------
         December 23, 2002         Open market purchase                 1,590
         December 26, 2002         Open market purchase                16,549


     Transactions in Itex Common Stock by Steven White



                                                                 Number of Itex
         Date of Transaction       Nature of Transaction             Shares
         -------------------       ---------------------         --------------
         February 20, 2003         Stock grant                         40,000


         Transactions in Itex Common Stock by Eric Best





                                                                 Number of Itex
         Date of Transaction       Nature of Transaction             Shares
         -------------------       ---------------------         --------------
         February 20, 2003         Stock grant                         40,000


         Transactions in Itex Common Stock by John Wade


                                                                 Number of Itex
         Date of Transaction       Nature of Transaction             Shares
         -------------------       ---------------------         --------------
         February 20, 2003         Stock grant                         40,000


         Transactions in Itex Common Stock by Alan Zimmelman




                                                                 Number of Itex
         Date of Transaction       Nature of Transaction             Shares
         -------------------       ---------------------         --------------
         February 20, 2003         Stock grant                         40,000

     (d) No other person is known, with respect to shares of Itex common stock, to have the right to receive dividends or to have the power to direct the receipt of dividends or to receive or direct the receipt of proceeds from the sale of Itex stock from any person filing this statement.

     (e) Cessation of 5 Percent Ownership. Effective February 20, 2003, the persons filing this statement have ceased to be a "group" within the meaning of
Section 13(d)(3) of the Exchange Act and, therefore, to be the beneficial owners, as a group, of more than 5 percent of Itex common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Each of Eric Best, John Wade and Alan Zimmelman, as a CASE member filing this statement, has executed a power of attorney, copies of which are attached to this Schedule 13D as Exhibit 1.0. The powers of attorney authorize Steven White to execute and file this Schedule 13D and other filings required by the federal securities laws on behalf of the persons executing such powers of attorney.

     The members of CASE have entered into the CASE Agreement, which is attached to this Schedule 13D as Exhibit 2.0 and is hereby incorporated by reference. In the CASE Agreement, each signatory agrees to take the actions described in Item 4 of this Schedule 13D. Mr. Humer is not a party to the CASE Agreement.

     The persons nominated for election as directors pursuant to proxy materials filed on behalf of CASE have executed consents to such nomination and to serve if elected, which are attached to this Schedule 13D as Exhibit 3.0.

     The CASE Agreement was terminated effective February 20, 2003, pursuant to the Supplement to the CASE Agreement attached as Exhibit 4.0.

     Other than the CASE Agreement, the Supplement to the CASE Agreement, the powers of attorney and the consents referred to above, and except as described in Item 4 above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons filing this statement with respect to any securities of Itex, including, without limitation, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

         1.0 Powers of Attorney executed by Messrs. Best, Wade, and Zimmelman in connection with Schedule 13D and other filings under the Securities Exchange Act of 1934. *

         2.0      Agreement among CASE Members dated as of January 1, 2003. *

         3.0 Consents to be Nominated for Election as Director executed by Messrs. White, Best, Wade, Zimmelman and Humer. *

         4.0 Supplement to the CASE Agreement dated as of February 20, 2003, among the CASE members

------------------
*        Previously Filed

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   March 12, 2003

/s/ Steven White
----------------------
Steven White

Eric Best *

John A. Wade *

Alan Zimmelman *

*By  /s/ Steven White
----------------------
  Steven White, Attorney-in-Fact

Lakemont Capital, Ltd.

By  /s/ Steven White
----------------------
Steven White, President

/s/ Lewis Humer
----------------------
Lewis Humer


 Attention:        Intentional misstatements or omissions of fact constitute
                   federal criminal violations (see 18 U.S.C. 1001)

                          SUPPLEMENT TO CASE AGREEMENT


     This Supplement to the CASE Agreement is entered into as of February 20, 2000, and supplements the Agreement Among CASE Members dated as of January 1, 2003 (the "CASE Agreement"), among the members (the "CASE members") set forth below.

     Because the CASE members have accomplished their objective to replace the incumbent directors of ITEX Corporation and related matters set forth in the CASE Agreement, the CASE members now hereby agree as follows:

     1. An amended Schedule 13D will be filed with the Securities and Exchange Commission to report the termination of the CASE Agreement and the termination of "group" status within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

     2. Effective as of the date first set forth above, the CASE Agreement will be terminated and the CASE members will have no further obligations thereunder, except that Steven White is hereby authorized and directed on behalf of the CASE members to arrange for the filing of the amended Schedule 13D described above after the execution of this Supplement to the CASE Agreement.

     3. The Power of Attorney signed by each CASE member pursuant to the CASE Agreement will remain in effect as necessary or desirable to carry out the intent and purposes of this Supplement to the CASE Agreement.

     Steven White has duly executed this Supplement to the CASE Agreement on his own behalf and on behalf of each other CASE member pursuant to an effective Power of Attorney as of February 20, 2003.


                       /s/ Steven White
                       Steven White, in his capacity as a CASE member and as attorney-in-fact for:

                       Eric Best
                       John Wade
                       Alan Zimmelman